UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL CLARIFIES JUVENILE PRODUCTS PATENT INFRINGEMENT CASE

Most recent court ruling could reduce previous award

Montreal, August 19, 2004 — Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today clarified published media reports concerning this week’s findings of a U.S. appeals court in a patent infringement case involving Safety 1st, a Dorel subsidiary, and Mattel Inc. “The information currently being circulated is both incomplete and incorrect and it is in the best interests of all to set the record straight, particularly when the latest court decisions could significantly reduce any final penalties,” said Dorel President and CEO, Martin Schwartz.

Over a year ago, a jury awarded Mattel’s Fisher-Price unit US$1.9 million from Safety 1st over patent claims for portable bassinets and bouncers. The incidents occurred prior to Dorel’s May 2000 acquisition of Safety 1st.

It is appropriate to clarify the following:

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The US Federal Circuit overturned the jury's previous finding of infringement of a third patent. This is significant as the jury's 2003 verdict of US$1.9 million was composed of US$1million for infringement of two patents and US$900,000 for infringement of a third design patent infringement, which the appellate court has now rejected.

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In setting the verdict aside, the judge did not say, as reported, that "the jury failed to consider Fisher-Price's lost profits"; rather, he stated that a new trial was "clearly necessitated" because the court had overturned a finding of infringement as to one Safety 1st product and it was unclear how the US$1million damage award related to the sales of that product, as opposed to the others.

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What the media reports referred to as "another product" that should be considered by the new jury had already been considered by the first jury in reaching its US$1 million number.

“Dorel has invested heavily over the years in product development at all of our divisions. We are exceedingly proud of our in-house capabilities. As an example, the Dorel Juvenile Group in the US has launched over 200 new juvenile products for this year alone. This is why we have become the market leader in many of the categories we do business in. Even the suggestion that Dorel has engaged in a pattern of repeated and wilful patent infringements is both insulting and preposterous,” commented Mr. Schwartz.

Dorel had discontinued the products covered by the injunction in early 2003 and thus none of its current products or sales are affected.  The Company also stated that it does not foresee any additional financial impact as a result of this case.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

August 19, 2004